UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  000-51806
CUSIP NUMBER:  169411105

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

China Marketing Media Holdings, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

NA

Address of Principal Executive Office (Street and Number)

RMA 901, KunTai International Mansion, No. 12 Chaowai Street

City, State and Zip Code

Beijing, 100020, People’s Republic of China

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2011 (the “Quarterly Report”) cannot be filed within the prescribed time period because of the additional time required to finalize the Quarterly Report and the financial statements included therein, which work cannot be completed without unreasonable effort and expense.  The Registrant requires additional time to accurately prepare and present all necessary disclosures.  The Registrant and its independent accountants are working to complete the Quarterly Report as expeditiously as possible. The Registrant expects that the Quarterly Report that is subject hereof will be filed within the time allowed by the extension.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Zhen Zhen Peri	(86) 10	59251090
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates a revenue decrease of approximately 19% and a net income decrease of approximately 65% in the three month period ended March 31, 2011, respectively, as compared to the same period during 2010. The Company believes that the foregoing changes are of non-recurring nature and are mainly due to a sales decrease of approximately 27% in the consumer products segment during January and February of 2011 due to a shortage supply experienced by one of the Company’s major vendors. To the Company’s knowledge, all such issues were resolved in early March 2011.

China Marketing Media Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 17, 2011	By:	/s/ Zhen Zhen Peri
Name: Zhen Zhen Peri
Title: Chief Financial Officer

INSTRUCTION.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).